BEIJING BOSTON BRUSSELS DUBAI FRANKFURT JOHANNESBURG LONDON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SEOUL SHANGHAI WASHINGTON	Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, NY 10018-1405 T +1 212 841 1000

October 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Melissa Walsh Stephen Krikorian Charli Gibbs-Tabler Matthew Derby

	Re:	Adit EdTech Acquisition Corp. Amendment No. 11 to Registration Statement on Form S-4 Filed October 5, 2023 File No. 333-261880

Ladies and Gentlemen:

On behalf of Adit EdTech Acquisition Corp. (“Adit EdTech” or the “Company”), we are submitting this letter in response to a letter, dated October 26, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-4 filed with the Commission on December 23, 2021 (the “Registration Statement”), as amended by Amendment No. 1 thereto filed with the Commission on March 22, 2022, Amendment No. 2 thereto filed with the Commission on May 16, 2022, Amendment No. 3 thereto filed with the Commission on December 7, 2022, Amendment No. 4 thereto filed with the Commission on February 9, 2023, Amendment No. 5 thereto filed with the Commission on April 6, 2023, Amendment No. 6 thereto filed with the Commission on May 5, 2023, Amendment No. 7 thereto filed with the Commission on June 8, 2023, Amendment No. 8 thereto filed with the Commission on July 14, 2023, Amendment No. 9 thereto filed with the Commission on August 7, 2023, Amendment No. 10 thereto filed with the Commission on September 13, 2023, and Amendment No. 11 thereto filed with the Commission on October 5, 2023 (“Amendment No. 11”). The Company is concurrently filing Amendment No. 12 to the Registration Statement (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Registration Statement, and page references otherwise correspond to the page numbers in Amendment No. 11. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

October 27, 2023

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company.

Amendment No. 11 to Registration Statement on Form S-4 Filed October 5, 2023

Consolidated Financial Statements of Griid Infrastructure LLC and Subsidiaries

Note 4. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Revenue Recognition, page F-63

1.

We note your proposed revised disclosure in response to comment 3 in your letter dated October 20, 2023 describing the payout formula in your contracts. Please ensure the description of the payout formula is consistent with the contract terms. In this regard, clarify your disclosure to address the following:

•

Tell us why you state that you are entitled to compensation based on the actual bitcoin block rewards mined, since compensation is earned regardless of whether the pool operator is successful. Consider deleting the disclosure that it is “based on the actual bitcoin block rewards mined,” as that wording does not appear accurate;

•

Please revise to provide a more complete description of the payout formula by identifying the formula inputs that create variability for each type of compensation. For example, explain why you indicate that both the block subsidy and the transaction fees are based on contributed hash, considering that the transaction fee portion of the payout is based on the rate of total transaction fees to total block subsidies, both for the network as a whole. In addition, your disclosure should make it clear that the payout formula includes an input for a pool operator fee rate that reduces the compensation you receive; and

•	Please consider revising the reference from “miners” to “pool participants” in order to use consistent terminology.

Response to Comment 1: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages F-64 and F-65 in response to the Staff’s comment.

2.

We note your proposed revised disclosure in response to comment 3 in your letter dated October 20, 2023 discussing that there is no material right. Please revise this disclosure to properly identify the customer as the pool operator and not you. Revise this disclosure to clearly indicate, if true, that the pool operator’s renewal right is not a material right because the renewal rights do not include any discounts; that is, the terms, conditions, and compensation amounts are at the then market rates.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

October 27, 2023

Response to Comment 2: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 240, F-64 and F-65 in response to the Staff’s comment.

3.

In response to comment 2 in your letter dated October 20, 2023, you indicate that the transaction fee component of variable consideration is constrained and lifted on the same day as contract inception. As such, please further revise your proposed revised disclosure in response to comment 3 to indicate that you recognize noncash consideration on the same day that control of the contracted service transfers to the pool operator, which is the same day as contract inception. Regarding your proposed disclosure on page 240, please make corresponding revisions. In addition, please clarify the proposed disclosure on page 240 indicating that bitcoin mining revenue is recognized over the duration of each individual contract. In this regard, in this first sentence of the paragraph, consider removing the phrase “Bitcoin mining revenue is recognized as,” in order to simply address how the performance obligation is satisfied in this sentence, considering that recognition is addressed later in the paragraph.

Response to Comment 3: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 240 in response to the Staff’s comment.

*****

Please contact me at (212) 841-1108 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Brian K. Rosenzweig
Brian K. Rosenzweig Covington & Burling LLP

cc:	David L. Shrier, Adit EdTech Acquisition Corp.
Michael Riella, Covington & Burling LLP
Jack Bodner, Covington & Burling LLP
Kerry S. Burke, Covington & Burling LLP
Patrick B. Costello, Troutman Pepper Hamilton Sanders LLP
Steven Khadavi, Troutman Pepper Hamilton Sanders LLP
Joseph Walsh, Troutman Pepper Hamilton Sanders LLP